EXHIBIT 12.1

Omnicare, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	For the Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Income before Income Taxes	$91,671	$77,523	$119,785	$203,051	$310,449	$213,570	$285,313
Add:
Interest Expense	44,439	52,974	52,724	52,811	73,345	57,807	48,082
Amortization of Debt Expense	1,727	2,100	3,600	4,000	4,200	3,085	3,455
Write-off of Debt Issuance Costs (1)	—	—	—	—	3,755	3,755	—
Interest Portion of Rent Expense	8,436	9,300	9,033	10,600	12,500	9,198	10,899

Adjusted Income	$146,273	$141,897	$185,142	$270,462	$404,249	$287,415	$347,749

Fixed Charges
Interest Expense	$44,439	$52,974	$52,724	$52,811	$73,345	$57,807	$48,082
Amortization of Debt Expense	1,727	2,100	3,600	4,000	4,200	3,085	3,455
Write-off of Debt Issuance Costs (1)	—	—	—	—	3,755	3,755	—
Capitalized Interest	1,688	—	—	—	—	—	—
Interest Portion of Rent Expense	8,436	9,300	9,033	10,600	12,500	9,198	10,899

Fixed Charges	$56,290	$64,374	$65,357	$67,411	$93,800	$73,845	$62,436

Ratio of Earnings to Fixed Charges (2)	2.6x	2.2x	2.8x	4.0x	4.3x	3.9x	5.6x

(1)	The year ended December 31, 2003 includes the write-off of unamortized debt issuance costs relating to the Company’s redemption of its 5% convertible subordinated debentures, recorded as interest expense on the Consolidated Statement of Income.
(2)	The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes plus fixed charges (excluding capitalized interest expense) by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense and capitalized interest) and one-third (the proportion deemed representative of the interest portion) of rent expense.